Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following are (1) an update from Towers Watson & Co. (“Towers Watson”) regarding the integration planning in connection with the proposed merger of Towers Watson and Willis Group Holdings plc (the “Merger”) and (2) a revised set of frequently asked questions regarding the Merger, in each case, distributed to employees of Towers Watson on December 4, 2015. This filing also includes a summary of certain Canadian federal income tax considerations, which summary was made available on December 4, 2015.

December 4, 2015

As you’ve likely seen, there’s been a lot of activity surrounding the merger over the past few weeks.

Both companies adjourned two Special Meetings of their Stockholders and agreed to certain amendments to the merger agreement, including increasing the dividend to be paid to Towers Watson stockholders prior to the merger closing, to ten dollars per share. Both companies’ boards unanimously approved these amendments, reflecting our joint commitment to successfully completing this transaction.

We also set a new date of December 11 for our stockholder vote. This date balances our desire to move quickly to a stockholder meeting with the legal requirement that we give stockholders additional time to consider the deal and their vote.

We are using a proxy solicitation firm, MacKenzie Partners, Inc., to help follow up with stockholders to ensure they have voted. You may receive a call or email from this firm if you are a Towers Watson stockholder. If you receive a call or email and have already voted, we suggest you verify your prior vote to ensure it is captured. If you have not voted, we strongly urge you to consider voting – your vote is important.

All votes need to be submitted by mail, telephone or online prior to the deadline of 11:59 p.m. EST on Thursday, December 10. You can refer to a proxy site on Vantage for more information. NOTE: Stockholders who have already voted and are not contacted by MacKenzie Partners, do not need to recast or verify their votes. Proxies previously submitted will be voted at the reconvened meeting unless properly revoked.

You can find more information about the merger and our progress on our Vantage integration site and external merger website.

For more information...

John’s merger updates

•    November 19, 2015

•    November 18, 2015

•    November 6, 2015

•    October 2015

•    August 2015

Integration Updates

•    Issue No. 5

•    Issue No. 4

•    Issue No. 3

•    Issue No. 2

•    Issue No. 1

Announcement communications

•    FAQ document

•    Merger external website

Questions?

Send a note to the Internal

Communication and Change

Management mailbox.

We realize that this series of events has not been our typical process with prior transactions – although it is not unheard of in public company mergers across industries. During this time, we appreciate your continued focus on our business and unwavering commitment to our clients and your colleagues. Your efforts are helping to ensure that our business remains healthy and strong.

And though we’ve shifted the timing of some merger events, we expect to close the transaction around the end of the calendar year, as originally planned. This update contains information on what you can expect as we approach Day One, plus more on our new company’s name.

In this issue

•     Willis Towers Watson: The Making of Our Name

•     Day One: What to Expect

•     Updated FAQs

Willis Towers Watson: The Making of Our Name

When we set out to identify a go-to-market name for our combined company, Willis Towers Watson was a clear contender. We announced it as our formal name back in June – but the Branding integration team led comprehensive research efforts to determine if that was, in fact, the best name to represent our differentiated and integrated value proposition in the market.

After a survey administered to 380 clients and prospects, the input of several hundred associates and leaders, and careful analysis by 75 linguists in 25 languages, we concluded that Willis Towers Watson preserves the strong brand equity of both legacy companies – and best represents the integration of our organizations.

Beginning on Day One, our new website will be www.willistowerswatson.com and our email addresses will be first.last@willistowerswatson.com.

Day One: What to Expect

As noted above, the stockholder vote will now take place on December 11. We need to receive approval from both Willis and Towers Watson stockholders, as well as regulatory approvals, before we can become Willis Towers Watson.

The executive teams and boards of both companies continue to agree that the merger presents an opportunity to generate significant value and realize greater levels of growth together than either organization could alone. Assuming the vote passes as anticipated, we expect to close the transaction around the end of the calendar year, with Day One to follow shortly after closing.

Leading up to Day One, we plan to:

•     Provide leaders and managers with a set of reference tools to help keep teams engaged through a period of integration and transition.

•     Conduct virtual briefings for select leaders and Managing Consultants to share what to expect for Day One, outline roles and discuss what needs to happen on Day One to create a shared experience for our associates and clients. A set of reference tools will be provided to support leaders in their preparation for Day One and local communication efforts.

•     Deliver additional integration updates for all associates to set expectations for Day One.

In the table below, we’ve included a sample of what’s been done, what’s underway and what you can expect to see on Day One:

Completed	Underway	On Day One
• High-level organizational structure defined • Rollout of ongoing integration communications (Integration Updates) • Willis Towers Watson values announced

•     Defining the process and preparing for client outreach/account collaboration after closing, including priority accounts for Day One as well as longer-term structure and process

•     Willis Towers Watson brand development

•     Additional regulatory approvals

•     Next level of Willis Towers Watson organization structure and leadership selections – planned for mid-December, after a positive stockholder vote and appropriate Works Council consultations

•     Introduction to Willis Towers Watson

•     Joint client coordination and outreach (for selected accounts)

•     Shared online presence, including Willis Towers Watson e-mail addresses, external website, intranet, talent directory and client lookup tool

•     Some offices might display temporary WTW signage
(e.g., posters)

Updated FAQs

Our FAQs have been updated with answers to your most recent common questions and to reflect the latest integration topics. As always, you can send your questions to the Internal Communication and Change Management mailbox.

We look forward to sharing more news with you soon.

Best,

Gene

In Canada, a French version will follow.

Copyright © 2015 Towers Watson. All rights reserved.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on
October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE
OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME
AVAILABLE BECAUSE THEY

CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Matt Rohrman, Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Frequently Asked Questions:

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

Rationale | NEW/UPDATED The Proposed Transaction | UPDATED Organizational Structure

UPDATED The Willis Towers Watson Brand | NEW Client Communication

NEW Implications | UPDATED Timing and Process

1.	Rationale

a.	What is the rationale for the proposed merger?

The proposed merger brings together two highly compatible companies to create value for our clients, associates and shareholders. Towers Watson and Willis have complementary strategic priorities, products and service offerings, geographical footprints and values.

Together, we will create a company with $8.2bn in revenues, 39,000 employees and a pro forma market capitalization of approximately $18bn. The combination enables us to better serve current and future clients. It provides growth opportunities for our people by creating an integrated global platform with offerings across advisory, broking, special capabilities and solutions spectrums. By offering a broader array of services to a larger global client base, we expect to accelerate profitable growth and realize significant cost efficiencies. Leveraging our respective world-class brands, Willis Towers Watson will be strongly positioned to drive revenue and earnings growth.

b.	Can you tell us a little bit about Willis?

Willis is one of the world’s leading risk advisory, re/insurance broking, and human capital and benefits firms. Over 187 years, Willis has offered its clients superior expertise, teamwork, innovation, market-leading products and professional services in risk management and transfer. Its experts rank among the world’s leading authorities on analytics, modeling and mitigation strategies at the intersection of global commerce and extreme events. Headquartered in London and New York, and domiciled in Ireland, Willis is a firm of 19,000+ colleagues across more than 120 countries (rising to 22,000+ following the proposed close of the Gras Savoye transaction). For more information, visit http://www.willis.com/About_Willis/.

c.	There have been many questions about why Towers Watson is merging with an advisory and brokerage firm after recently selling its reinsurance business. What can you tell us?

Both Towers Watson and Willis have long histories in the brokerage industry. In 2013, Towers Watson sold our reinsurance brokerage business to the Jardine Lloyd Thompson Group plc because we found it increasingly difficult to effectively compete against larger players in the industry, including Willis Re. It would have required significant investment in order to reach competitive levels, and at the time, Towers Watson was focused on different growth priorities. Both then and now, we recognize the synergies that being in this business offers, and look forward to the opportunity to work together with Willis colleagues to achieve shared goals as Willis Towers Watson.

2.	The Proposed Transaction

a.	What are the main points of the proposed transaction?

Towers Watson and Willis intend to engage in a true merger of equals, as demonstrated by shareholder ownership of the combined entity, as well as the agreed governance and organizational structure.

b.	Though we are engaging in a merger of equals, Willis is expected to hold a slight majority, with approximately 50.1% of the company compared to Towers Watson’s approximately 49.9%, each on a fully diluted basis. How was this determined, and what does this mean for the new organization?

Towers Watson and Willis intend to engage in a true merger of equals, as demonstrated by shareholder ownership of the combined entity, as well as the agreed governance and organizational structure.

The approximately 50.1% and 49.9% ownership breakdowns were calculated based on stock price, on a fully diluted basis. The merger provides Towers Watson shareholders with the opportunity to convert each Towers Watson share into one post-reverse split Willis share, along with a one-time cash dividend of $4.87 per Towers Watson share.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

Subject to Willis shareholder approval, Willis will implement at the time of the merger a 2.6490:1 reverse stock split, so that each one Willis share will be converted into 0.3775 shares of the combined company.

On a fully diluted shares basis, Willis shareholders are expected to own approximately 50.1% and Towers Watson shareholders are expected to own approximately 49.9% of the combined company post-closing.

c.	Are we permitted to buy or sell Willis stock before the transaction is complete? May I advise a friend to invest in Towers Watson or Willis stock?

You should neither buy nor sell shares of Willis stock until further notice. Associates should refrain from advising family, friends and other colleagues about these investments. Please contact Neil Falis if you have any further questions.

d.	UPDATED: There have been many questions about the calculated value of Towers Watson’s stock price and how it was determined. What can you tell us?

The process to determine stock price began in April 2015, and leaders decided to set the exchange ratio during May 2015. At the end of May, a 60-day moving average of both Towers Watson’s and Willis’ market caps was determined and then adjusted for the one-time cash dividend that will be paid to Towers Watson’s shareholders in the amount of $4.87 per Towers Watson share. This deal was struck on a market value basis, and it also is how the approximately 50.1%/49.9% ownership split was determined.

Update as of December 4, 2015: As indicated in our letter to stockholders on November 23, the one-time cash dividend that will be paid to Towers Watson’s shareholders is now $10.00 per Towers Watson share. Please see related questions below (2.h., 2.m., 2.n., 2.o., 2.r., 2.s., 2.t.) for more information.

e.	After the announcement, the value of Towers Watson’s stock dipped. Was this expected?

There was some movement in both Towers Watson’s and Willis’s stock following the announcement of the intended merger. It is common for stock prices to change with the news of an announcement such as this. Furthermore, while stock price is important, we are more focused on the long-term, strategic opportunities to create value for our clients, associates and shareholders as a combined organization.

f.	Revenue opportunities are an important component of the value story in the merger. What do these look like?

We anticipate the estimated annual revenue opportunities by year three to be $375 - $675 million. These opportunities come from three key areas: leveraging Willis’ middle market relationships for exchange solutions, leveraging Towers Watson’s large market relationships for P&C brokerage and expanding our global health and group benefits business across a broader distribution network.

g.	The merger announcement said that Willis Towers Watson will realize about $100-125M in cost efficiencies. What does that look like?

Potential cost synergies are expected to come primarily from combined management teams, corporate functions, and general and administrative expenses. These synergies are in addition to existing efficiency efforts underway at both Towers Watson and Willis. Implementing decisions involving synergies, investments and other commitments will start immediately after the closing of the proposed combination, with most anticipated to be completed over the subsequent three years.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

h.	UPDATED: What are the tax implications for Towers Watson shareholders?

Update as of December 4, 2015: We encourage all shareholders to consult their personal tax advisors. More details are available below.

•	For U.S. Towers Watson Shareholders

In the merger, Towers Watson shareholders will receive 2.6490 ordinary shares of Willis stock for each share of Towers Watson stock they own. If this exchange ratio would result in a Towers Watson shareholder receiving fractional shares of Willis stock, s/he instead would receive cash in lieu of such fractional shares. A U.S. shareholder generally will recognize gain or loss equal to the sum of the fair market value of the Willis ordinary shares and cash received in the merger, less the shareholder’s aggregate tax basis in his or her Towers Watson common stock. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the shareholder held the Towers Watson common stock for more than one year at the effective time of the merger. Towers Watson shareholders also will receive a special distribution prior to the merger. This distribution will be taxed as a dividend.

•	For U.S. Holders of Towers Watson Options, Restricted Stock and Restricted Stock Units

In the merger, each option to purchase shares of Towers Watson common stock will be converted into an option to acquire Willis ordinary shares. Generally, the number of Willis ordinary shares that can be acquired by exercising an option and the exercise price of the option will be determined based on the exchange ratio of 2.6490 ordinary shares of Willis stock for each share of Towers Watson stock (with the number of shares rounded down to the nearest whole number, and the exercise price rounded up to the nearest whole cent). Each option to acquire Willis ordinary shares will be subject to the same terms and conditions that applied to the corresponding Towers Watson stock option immediately prior to the merger.

In the merger, each outstanding award of restricted stock units (RSUs) will be converted into a restricted stock unit award corresponding to Willis ordinary shares. The number of Willis ordinary shares to which such award will apply will be determined based on the exchange ratio of 2.6490 ordinary shares of Willis for each share of Towers Watson stock (rounded down to the nearest whole number). Generally, each award of RSUs will be subject to the same terms and conditions that applied to such award immediately prior to the merger; provided that, for the RSUs that vest based on performance, the number of shares shall be determined based on the higher of the target level of performance or actual performance through the most recent practicable date prior to closing, and shall thereafter vest on the basis of time only.

In addition, in the merger, each outstanding award of unvested restricted stock will be converted into restricted Willis ordinary shares. The number of restricted Willis ordinary shares will be determined based on the exchange ratio of 2.6490 ordinary shares of Willis for each share of restricted Towers Watson stock (rounded down to the nearest whole number). Generally, each award of restricted stock will be subject to the same terms and conditions that applied to such award immediately prior to the merger.

U.S. holders of Towers Watson options, unvested restricted stock and RSUs will not be subject to U.S. income tax at the time of the merger. Rather, such U.S. holders generally will be subject to U.S. income tax when they exercise the options, when the restricted stock vests or when the RSUs are settled, whichever is applicable.

Click to read more detailed information for U.S. stockholders.

•	For Non-U.S. Holders of Towers Watson Shares, Options, Restricted Stock and Restricted Stock Units

More detailed information is available for U.K. shareholders and Canadian shareholders.

For shareholders in other countries, please consult your personal tax advisor.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

i.	If, as a Level 60, I need to sell my shares to address tax requirements, am I still expected to hold stock in line with company ownership guidelines?

We believe that aligning shareholder and leader interests is important – as reflected in our stock ownership guidelines and related year-end bonus process for level 60. However given the unique circumstances related to the capital gains arising from the proposed merger transaction, for the stub period of July 1 to December 31 you will not be obliged to take any of your bonus as shares. We expect you will begin to purchase shares in 2016 to get back to the current ownership targets. We will communicate company ownership guidelines for Willis Towers Watson once we determine how they will be handled in the new company.

j.	Is the deal subject to shareholder approval?

Yes, the transaction requires the approval of both Towers Watson’s and Willis’ shareholders. We are comfortable with the value creation proposition of this transaction, and look forward to submitting it for that vote.

k.	Are there any external risks to completing the transaction?

As in any proposed transaction like this one, the main elements that affect the closing of the merger are shareholder approvals, the satisfaction of customary closing conditions and regulatory review and approvals.

l.	What happens if the combination doesn’t go through?

We expect that the combination will go through as planned, subject to obtaining all required regulatory and shareholder approvals. Unless and until the deal is closed, Towers Watson and Willis will continue to operate separately and independently.

m.	UPDATED: When will more detailed information on the transaction be made available?

In August 2015, Willis filed a joint proxy statement/prospectus, which is part of a registration statement on Form S-4, with the U.S. Securities and Exchange Commission (SEC). The S-4 outlines the process we intend to follow to complete the “all stock” transaction in this merger of equals, and addresses a number of questions that shareholders may have.

In addition, shareholders can reference this document (specifically, questions 2.h., 2.m., 2.n. and 2.o.) for information on tax implications and timing of key events. We encourage all shareholders to consult their personal tax advisors.

Update as of December 4, 2015: In October 2015, Willis filed an amendment to the registration statement on Form S-4, which includes the final joint proxy statement/prospectus. Please refer to this version. In November 2015, Willis filed certain supplemental material to the joint proxy statement/prospectus. Please also refer to this supplemental material from November 27, 2015 and November 30, 2015.

n.	UPDATED: When is the shareholder vote? Has it been scheduled?

The shareholder vote has not yet been scheduled. Currently, we expect that the meeting and vote will take place in November 2015.

Update as of December 4, 2015: The initial shareholder meetings, which took place in November, were adjourned to allow for discussions with Willis regarding the terms of the deal (see question 2.w.). The Towers Watson shareholder vote will take place on December 11, 2015. Shareholders on record as of October 1, 2015, are eligible to vote by mail, telephone or online.

o.	When will the one-time dividend be paid to Towers Watson shareholders?

The date for the payment of the dividend has not yet been set, but payment will occur shortly before the closing of the transaction. We will communicate the timing of these events as soon as possible.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

p.	The S-4 is very long – do I need to read the entire thing?

Like many regulatory documents, the S-4 is publicly available and comprehensive. We appreciate that the information contained in the S-4 is especially important to our associates who hold Towers Watson stock. We encourage you to read the S-4; it addresses a number of questions that shareholders and others may have, and outlines many important points, including the following, among others:

•	Includes historical financial information of both companies, board and executive profiles, and general disclosure about the tax consequences of the transaction to Towers Watson shareholders.

•	Summarizes the background on how the transaction came together, and the terms and conditions of the merger.

q.	Since we are engaging a merger of equals, why was the S-4 filed by Willis (instead of jointly with Towers Watson)?

The filing of a registration statement on Form S-4 (and the joint proxy statement/prospectus that forms a part of the S-4) is required under applicable securities laws when a company registers new shares for issuance and two existing public companies merge or combine businesses. Towers Watson and Willis are permitted to file one document, rather than a separate Towers Watson proxy statement and a separate Willis registration statement and prospectus. Towers Watson’s and Willis’ Legal teams, as well as both companies’ external legal counsels, worked together to complete the S-4. Because Willis is the party issuing new shares as part of the merger, Willis was the party to formally file the document.

r.	NEW! Why did the special dividend increase for Towers Watson stockholders?

The special dividend was increased to provide Towers Watson stockholders with more economic value and the ability to realize increased near-term value while maintaining the long-term benefits of the transaction.

s.	NEW! Is this increased dividend a signal of further negotiations with Willis on this transaction?

No, as we indicated in our letter to stockholders on November 23, this one-time cash dividend increase demonstrates both parties’ commitment to completing this transaction. There will not be any further increase in the pre-merger special dividend.

t.	NEW! Will the dividend payable to shareholders impact bonuses?

The bonus pool funding is determined by our financial performance, and specifically NOI (our internal measure of profit before allowing for bonuses, interest and tax). The special one-time cash dividend to shareholders is not part of the NOI calculation, and as such will not impact bonus pool funding.

u.	NEW! What does it mean that proxy advisory firms recommended that Towers Watson stockholders vote against the deal?

One of the factors that may influence how certain stockholders vote is an assessment of the proposed deal by independent proxy voting and corporate governance advisory firms that provide information regarding stockholder votes to hedge funds, mutual funds and similar organizations.

In their initial reports, two proxy advisory firms – ISS and Glass Lewis – recommended that Willis stockholders vote “for” the merger and Towers Watson stockholders vote “against” it, based on their view that Towers Watson stockholders did not receive enough of the economic value of the deal. Two other firms – Proxy Mosaic and Egan-Jones – recommended that both sets of stockholders vote “for” the merger.

It’s important to note that many in the media, investment community and all of these investment advisory firms have commented that this transaction has sound strategic rationale and synergy potential.

We are disappointed by the two negative recommendations, which do not recognize the compelling vision and growth potential for Willis Towers Watson, and we will watch to see if there are any changes as a result of the amended terms of our merger agreement.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

v.	NEW! What influence do proxy advisory firms have over stockholders?

Proxy advisory reports are only a recommendation. They are not binding for stockholders’ voting decisions. They are influential to varying degrees. There will be some stockholders that place weight on the recommendation. But, others – especially those who expect to be long-term investors in the combined company – will consider a range of factors and will make their own final determination on how they will vote.

We are actively talking with our stockholders to address any concerns and to ensure that the reasons for the proposed merger are thoroughly understood.

w.	NEW! Why did we adjourn our Special Meeting of Stockholders two times?

We adjourned our first meeting to allow for discussions with Willis regarding the terms of the deal. Subsequently, the Towers Watson and Willis Boards agreed to certain amendments to the merger agreement, including increasing the dividend to be paid to Towers Watson stockholders prior to the merger closing.

Because we changed the terms of the deal, there are legal requirements to allow additional time for stockholders to consider the deal and their vote. We therefore adjourned the meeting that had been rescheduled for November 20 and announced that we would reconvene our Special Meeting of Stockholders on December 11. This date in December balances our desire to move quickly to a stockholder meeting with the legal requirement that we give stockholders additional time to consider the deal and their vote.

3.	Organizational Structure

a.	How will the geography-business matrix work in the new organization?

Decision-making, reporting lines and individual structures for Willis Towers Watson’s geographies and business segments have not yet been finalized. The leaders of both companies and the integration office will consider these issues throughout the integration planning period during the coming months.

As noted in Integration Update #2, one of the main integration planning workstreams – Organizational Structure and Operating Model – is being led by Carl Hess from Towers Watson and Tim Wright from Willis. In partnership with John Haley and Dominic Casserley, Carl and Tim will lead the process to make a number of decisions about our new structure, including how businesses and geographies will work together.

b.	How were the business segments and geographies chosen for Willis Towers Watson?

The organizational structure for Willis Towers Watson was designed by leaders from both companies. They wanted to structure the new company in a way that would resonate well with both our external and internal constituencies. They aimed to create a streamlined, straightforward and efficient structure that would be easy to communicate, reflect how Willis Towers Watson will operate and facilitate understanding of our various businesses.

c.	In some areas of Towers Watson, we have a sharp industry focus. Will this be in the case in the new organization?

Like Towers Watson, Willis has an industry focus because organizations expect industry expertise in responding to risk issues. The proposed organization’s matrix was designed as geography-business, but it is expected that leaders of Willis Towers Watson will incorporate industry knowledge and elements into strategy and business planning.

d.	UPDATED: Some leaders for the new organization already have been announced. What will be the process for choosing and announcing the next levels of leadership?

As a step in outlining the organizational design, the proposed Operating Committee will define the leadership positions to be filled during the integration planning process. All selections and appointments (including those already announced) will take effect only after the merger closes.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

As referenced in Integration Update #2, our People and HR integration team, led by Anne Bodnar from Towers Watson and Celia Brown from Willis, includes a workstream developing talent selection principles and processes. Most associates will continue in their current roles post-close. For leadership roles at the first two levels below Willis Towers Watson’s proposed Operating Committee, selection should be complete by the end of calendar year 2015.

Update as of December 4, 2015: We need to align the timing of our leadership communication to follow the stockholder vote and account for appropriate consultation with our Works Councils (typically one week). This consultation process is a normal course of business for any global organization going through this type of change. Assuming a positive stockholder vote, we plan to announce the next level of leadership in mid-December.

e.	What will a client development/sales function look like in the new organization?

Account leadership and sales is one of the company-wide matters that Willis Towers Watson’s new leaders will address. A great deal of work is being planned to ensure that we will continue to serve our clients without disruption when we become one organization. Given our client-first focus in both organizations, you can be assured that client management will be a top priority.

While we will decide the place of client development/sales in the new organization prior to close, detailed client-level planning can only occur after close because we are legally restricted from sharing client information. Towers Watson and Willis must continue to operate as separate, independent companies until we close.

As noted in Integration Update #2, one of the main integration planning workstreams – Client Vision and Differentiated Value Proposition – is being led by John Haley from Towers Watson and Dominic Casserley from Willis. John and Dominic will seek input from a number of other workstreams and leaders to determine how Willis Towers Watson will go to market and serve our clients.

f.	I am eager to understand how Talent & Rewards and Benefits will work together under Julie Gebauer’s leadership in the new organization. Can you share some more information about this business’s strategy and goals?

As noted in previous integration communications, Julie Gebauer will lead the combined entity’s Human Capital & Benefits business. Following the close of the transaction, specific business strategies and goals will be shared. Currently, there is work being done to determine the business’s organizational structure. In the meantime, when thinking about how Benefits and Talent & Rewards may work together in the proposed organization, associates are encouraged to consider the valuable connections these legacy businesses already offer (e.g., working on retirement scheme design and changes, Total Rewards strategies, M&A engagements, health plan implementations). As Willis Towers Watson, our goal is to strengthen – and add to – those connection points.

g.	In geographies where Towers Watson has a presence but Willis does not (or vice versa), will we roll out expanded offerings?

As part of the integration planning process, we will examine market opportunities in various countries. When we are able to provide more information, we will work closely with regional and local leaders to ensure that our offerings are structured and communicated in a way that resonates with the local market, associates and culture.

4.	The Willis Towers Watson Brand

a.	Can you share any information on how the new name was developed?

In choosing a name, we wanted to reflect both companies’ rich heritage and brand capital. Additionally, we wanted to make it easy for our clients, markets and communities to recognize Willis Towers Watson.

b.	Can you tell us anything about what the new Willis Towers Watson brand will be?

As announced, the new company will be called Willis Towers Watson. The integration office will work to provide more visibility on what Willis Towers Watson’s brand stands for, the company’s public positioning and its “look and feel” as quickly as reasonably possible.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

As noted in Integration Update #2, one of the main integration planning workstreams – Marketing, Communication, and Knowledge Management – is being led by Sharon Clark from Towers Watson and Andy Whitehouse from Willis. In partnership with John Haley and Dominic Casserley, Sharon and Andy will lead the process to make a number of decisions about our market presence and new brand.

c.	UPDATED: Will our core values change?

Values remain a vital part of how we approach and conduct business. Both companies have similar values and, in early stages of integration planning, proposed Willis Towers Watson leaders will discuss values for the new organization.

Update as of December 4, 2015: In October, John Haley announced the Willis Towers Watson values. These are similar to the values of both legacy organizations, and provide a strong foundation for the compelling value proposition that the combined company offers. Please note that until Day One, associates should continue to refer to (and use) Towers Watson’s existing values.

Willis Towers Watson’s five values are:

•	Client focus: We are driven to help our clients succeed. In every interaction and with every solution, we act in our clients’ best interests – striving to understand their needs, respecting their perspectives and exceeding their expectations.

•	Teamwork: When you get one of us, you get all of us. We bring innovative solutions and world-class advice to our clients by working across boundaries of business, geography and function. We help each other succeed and create more value together.

•	Integrity: Our clients invest more than their time and money with us; they also invest their trust. We seek to earn that trust every day through professionalism, doing what is right and being honest. We are accountable to the organizations and people with which we interact – including clients, shareholders, regulators and each other – for all our actions and results.

•	Respect: We listen to and learn from each other. We support and celebrate differences, foster an inclusive culture and operate with openness, honesty and benefit of the doubt. We manage our relationships, inside the company and out, with fairness, decency and good citizenship.

•	Excellence: We strive to lead and sustain excellence. Most importantly, this means an unwavering commitment to professional development and personal growth for our people. Our colleagues take responsibility to develop their expertise, competencies and professional stature, while the company invests in the tools and opportunities that allow for continual development. In our business, we place an unrelenting focus on innovation, quality and risk management.

d.	We have been referring to Willis’ brokerage business as “broking” (rather than “brokering”). Which is correct?

All integration communications intentionally refer to the “broking” capabilities or business. Traditionally an English term, “broking” denotes the business of (or acting as) brokers. Describing our proposed broking business as “brokerage” or “reinsurance brokerage” also is correct. Going forward, you may see any of these terms used, but we do not intend to use the term “brokering.”

As noted in Integration Update #2, one of the main integration planning workstreams – Integration Communication and Day One Materials – is led by Pam Rollins from Towers Watson and Andy Whitehouse from Willis. In partnership with integration leaders, Pam and Andy will lead the process to make a number of decisions about our Day One plans, including some of the key business language we plan to use both internally and externally.

5.	Client Communication

a.	What can I tell my clients about the proposed merger? Is there standard language I should use?

All Towers Watson and Willis associates have been given access to a client communication toolkit, which includes standard talking points and an email template. Please consult with your leader or manager before communicating with clients about the proposed merger. We will continue to provide updated talking points and correspondence templates.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

b.	How can we assure our clients that our focus and dedication will not change during the integration planning process?

Towers Watson and Willis are creating teams to work on integration planning, in order to ensure that client-facing consultants maintain focus on their clients. The account directors, consultants and other associates assigned to each client will be key points of contact to address any issues or questions. Their primary responsibility will be to ensure that clients continue to receive the service they have come to expect.

c.	How will we handle clients who currently work with both Towers Watson and Willis?

For now, we must continue to operate as separate companies and handle our clients accordingly. More information will be shared prior to close.

d.	In the new organization, will we focus on providing service of solutions (beyond Exchanges) for clients at the mid-market level?

Over the coming months, leaders will work together to determine business strategy for the new organization. Many products and solutions from both Towers Watson and Willis have offerings that are attractive to mid-market clients and prospects.

e.	I’m working on a new business proposal, and have been asked to note if there are any planned changes to Towers Watson’s ownership structure. What should I say?

Generally speaking, you should continue to develop proposals as you would have done prior to the announcement of our intention to combine. Similarly, our clients and prospects should continue with their selection process as they would have done prior to the announcement.

However, if you receive specific requests to address potential changes in organizational structure or governance, you may use the following text. Please note that this wording has received appropriate clearance by Legal and must not be altered in any way.

On June 30, 2015, Towers Watson and Willis Group announced that their respective Boards of Directors have unanimously approved an agreement under which the companies would combine in a merger of equals. The combined company would be named Willis Towers Watson. The transaction is subject to various customary closing conditions, including regulatory and shareholder approvals.

We do not believe the merger announcement will have an effect on Towers Watson’s proposal or our ability to deliver services to our clients. Please note that unless and until the transaction is closed, Towers Watson and Willis will continue to operate as independent companies.

f.	Will our clients’ terms and conditions change?

For the time being, the terms and conditions will remain as specified in our contracts with our clients; this includes any master agreements that are currently in place. Once the transaction is closed, we will be able to identify and communicate any relevant contracting changes. Our main focus and concern at this time is ensuring that support for our clients is as focused as ever, and that any changes that need to be made after the closing will be as transparent and seamless as possible.

g.	When can clients of one company meet leaders from the other company? Can account managers set this up for their clients?

We cannot set those meetings up for clients, nor be in attendance if they arrange to meet with Willis on their own. We would be happy to schedule a meeting with the right parties for any of our clients once the transaction has closed. In the meantime, if our clients would like to meet with Willis leaders or employees, they are, of course, welcome to set up any independent meetings which are relevant for their business, though Towers Watson associates should not invite them to do so.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

h.	One of my oldest friends works at Willis, and she has asked if we can get together for lunch to discuss opportunities for our local market under the new Willis Towers Watson. May I accept the invitation?

Yes, provided that you do not discuss confidential or competitive information, including clients, rates and pricing, work plans, contracts or bids for business before the deal closes. The two companies must continue to compete until the merger closes, and both companies remain subject to competition and antitrust laws. It is quite possible that you will find yourself in a social situation with an employee from the other company in which the conversation turns toward a prohibited topic; if this occurs, you should immediately acknowledge it, stop discussing the subject and move the conversation to a permitted topic. If you believe a social meeting will put you in an awkward position in which you will have to end a conversation, then consider whether you should avoid the situation all together.

i.	Some of our clients may have concerns about the proposed merger, and our competitors are trying to encourage these concerns for their own advantage. What can we tell our clients?

Until the transaction closes, we will continue to operate as two separate companies and there will be no changes to the way we do business. As always, we will continue to work with our clients to define the levels and types of support that are most relevant to each engagement. Once the deal has closed, we can sit down with clients and discuss any changes that they would – and would not – like to see in their service. Our main focus and concern at this time is ensuring that support for our clients is as focused as ever, and that any changes that need to be made after the closing will be as transparent and seamless as possible.

j.	Since the combined organization has both advisory services and a broking business, does this present a conflict of interest?

Simply put, not if we continue to operate under the ethical business practices that our clients have come to know and trust. You will recall that Towers Watson at one time offered both of these services, and was able to maintain an appropriate balance due to our commitment to put our clients’ needs first. We expect that, as Willis Towers Watson, clients will benefit from the broad and deep range of services the combined company will offer – including this particular combination.

k.	Since Willis Towers Watson will be domiciled in Ireland, what does this mean for our client relationships with U.S. government clients and defense contractors?

Though Willis Towers Watson will be domiciled in Ireland, we will maintain corporate headquarters in both London and Arlington, Virginia. We recognize that some of our existing clients may have questions about what these organizational decisions will mean for them, and we will ensure that our Account Directors and Client Relationship Managers are equipped to address these (and other relevant) questions as integration planning continues.

l.	NEW! What should I tell my clients if they ask for an update on the merger?

You may refer them to the information about the merger that has been publicly disclosed, which is that the special meetings of stockholders of both companies will be held on December 11. If approved, we expect the transaction to close around the end of the calendar year, subject to the satisfaction of customary closing conditions and receipt of regulatory approvals.

6.	Implications

a.	Will there be any changes to the FY15 performance and pay cycle?

Until the transaction is closed, we must continue to operate as separate and independent companies, so we will proceed with our respective processes and activities. Any activities that accompany the end of the fiscal year, including bonus determination, will continue as planned.

As referenced in Integration Update #2, our People and HR integration team, led by Anne Bodnar from Towers Watson and Celia Brown from Willis, has a key workstream evaluating current HR programs and policies in light of the new combined company’s business strategy. This work is complex, requiring thorough analyses and legal and consultative reviews across geographies. With the transaction expected to close before the end of the calendar year 2015, we shortly will issue guidance for the stub performance year. Generally, Towers Watson associates should expect continuity in their legacy compensation and benefit programs after closing and into the new combined fiscal year 2016. We will provide updates as this work proceeds.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

b.	How will the proposed merger impact Continuous Improvement efforts?

Since Towers Watson and Willis are conducting “business as usual” and continuing to operate as independent companies, all associates should continue with their current work unless otherwise notified.

It’s critical we maintain discipline around expense management. Towers Watson’s leaders are actively reviewing the company’s various investments and initiatives, and decisions about continuation or cessation will be determined and communicated at the appropriate level. Should you have any questions about your projects, please talk with your manager.

c.	What is the plan for office space in the new organization? Will we consolidate? Are current plans for any office changes being put on hold?

As part of the integration planning process, we will examine real estate and office locations. It is too early to determine how offices will be configured in the new organization.

Currently, Towers Watson’s Detroit and Cleveland offices have begun the process to convert to Workplace 2020 work environments – that is, remodeled office spaces which promote collaboration, flexibility and efficiency. Both locations will continue with these efforts, and are expected to complete their transitions in the coming months. All other plans for Towers Watson office changes or renovations are on hold for the time being, and will be discussed during integration planning.

d.	What will the new organization’s fiscal year be? Will we have a “stub” year during the transition?

Currently, Towers Watson’s fiscal year begins on July 1, while Willis’s starts on January 1. Until the merger’s closing date is confirmed, both companies will conduct their usual operational cycles, including pay and performance processes. We anticipate that one or both companies will need to run a partial, or “stub,” fiscal year to align the operating calendars in the new organization. The details on how the stub year will affect such processes as performance reviews and bonus will be communicated when determined and finalized.

As noted in Integration Update #2, Willis Towers Watson’s fiscal year will run on a calendar year (January 1 – December 31) basis to best align with our various annual activities and simplify our reporting cycles. To make this adjustment, Towers Watson will run a partial operating cycle, known as a “stub year.” Details on how the stub year will affect processes such as performance reviews, salary decisions, promotions and bonus calculations are being determined now, and will be communicated when final.

e.	What operating system and processes will the new organization use?

As part of the integration planning process, we will examine various operating systems to determine which one will be the best fit for Willis Towers Watson. It is too early to determine which system and processes will be used in the new organization.

As noted in Integration Update #2, one of the main integration planning workstreams – Corporate Functions, Operations, and Cost Synergies – is led by Roger Millay from Towers Watson and David Shalders from Willis. In partnership with John Haley and Dominic Casserley, Roger and David will lead the process to make a number of decisions about how we operate, including key processes and tools.

f.	How will the merger affect our records management, quality assurance and contingency planning policies?

Each of these policies and processes will be re-evaluated for Willis Towers Watson and determined after close. Until new information is communicated, you should continue to follow existing protocols.

g.	How will the merger affect our current IT infrastructure, software strategy, tools and systems?

Currently, no decisions have been made on the IT infrastructure or software strategy for Willis Towers Watson. The integration team will design and, after the merger closes, implement Willis Towers Watson’s future IT infrastructure policies, standards and processes. However, until we close the deal, we continue to operate as independent companies. As such, we are not able to begin integration work on client-related software and systems at this stage.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

h.	What will the new organization’s Total Rewards philosophy entail?

We continue to receive numerous questions about how the merger will affect rewards (benefits, compensation, pension plans, recognition programs, severance, etc.), performance expectations (goals, calendars, etc.), learning and development opportunities (tuition reimbursement, study programs, etc.) and workplace environment (culture, diversity and inclusion, flexible or remote working, dress code, etc.). As part of the integration planning, we will examine the existing programs of both companies and design new programs to meet Willis Towers Watson’s needs. More information will be communicated as soon as it is available. While we may determine the overarching philosophy and direction for rewards and performance over the coming months, the new programs and policies for the combined company will not take effect until after the merger closes.

i.	I’m in the process of interviewing candidates for a role, and one of them happens to be a current Willis employee. How should I proceed?

Consistent with previous guidance, hiring should continue as usual until further notice. Until the deal closes, we must operate as independent companies. However, please check with the legal department before interviewing any Willis employees.

j.	I worked at Willis before I joined Towers Watson, and I still have confidentiality and non-competition obligations to my former company. Now that the merger has been announced, am I free to solicit clients and employees from Willis?

No. Since we continue to compete, your confidentiality and non-competition obligations remain in effect. Any changes in these obligations will be communicated after the merger closes.

k.	Do we expect there to be complications with employees who have previously left one of the companies to move to the other?

There have been many good reasons to work for either Towers Watson or Willis in the past. It is our hope that we will be able to maintain and build on all of these strengths in the company that will be Willis Towers Watson.

Throughout the integration planning program, we will be working to establish a corporate culture that supports the Willis Towers Watson strategy. We know there will be individuals for whom this change will be challenging because they worked for the other company in the past or for other reasons.

We will do all we can to plan for and address these issues in order to smooth the cultural integration of our two companies. Once the transaction has been finalized, we will undertake activities to establish a common foundation in which employees from both organizations can thrive, including fostering strong interpersonal relationships among all of Willis Towers Watson’s people.

l.	Where will Willis Towers Watson be headquartered?

Willis Towers Watson will maintain corporate headquarters in both London, United Kingdom and Arlington, Virginia. The company will be domiciled in Ireland, as Willis is today.

m.	NEW! Will Willis Towers Watson offer an employee stock purchase program (ESPP)?

Willis Towers Watson’s Total Rewards philosophy and programs, including a potential ESPP, are being carefully considered and planned. More information will be communicated as soon as it is available, though new programs and policies for the combined company will not take effect until after the merger closes.

7.	Timing and Process

a.	How will the overall integration process be managed? When will it begin?

We’ve already begun the process of building out a clearly defined plan to ensure a successful integration. Our focus is on bringing together the two organizations in an effective way, in order to achieve the full benefits of the transaction and build the strongest possible combined company. Both companies have experience with a range of transactions and subsequent integration processes, so the combined management team brings considerable integration experience.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

A joint integration team, led by Gene Wickes from Towers Watson and Dominic Casserley from Willis, is being established to lead this effort. This team will be tasked with driving all aspects of the integration planning process, including:

•	Developing the integration strategy

•	Setting up the integration program

•	Maintaining collaborative communication between Towers Watson and Willis

•	Integration planning

•	Post-closing implementation

We are committed to providing regular updates on this important work, and in the meantime, ask you to remain focused on maintaining our business momentum. Our first priority should be our clients and continuing to exceed their expectations.

As noted in Integration Update #2, a number of integration teams have been established to plan and execute this important work. For more information, you can refer to the Integration Team Structure.

b.	What third parties are supporting the integration effort?

We have recently selected a third party consulting firm to support our integration planning efforts. In the pre-announcement stages, Towers Watson received legal advice from Gibson, Dunn & Crutcher LLP, and financial advice from Bank of America Merrill Lynch. Willis received legal advice from Weil, Gotshal & Manges LLP and Matheson, and financial advice from Perella Weinberg Partners, LP.

c.	Can leaders reach out to their counterparts at Willis to start establishing a relationship?

Given the sensitivity surrounding the integration planning, rigorous protocols and guidelines must underpin all activities until the transition is complete. These protocols and guidelines include:

•	Both parties must continue to act as separate and independent companies until close

•	The companies and their personnel may not discuss or share competitive plans, contract negotiations, prices, rates, or bids for client business pre-close

•	You may not be assigned to work at the other company until after the combination is finalized

•	You may not direct or attempt to influence the actions of the other company’s personnel until after the combination is finalized

•	In addition, there may be no collaboration on any service- or client-related activity prior to the combination being finalized, including coordinating pricing/bidding strategies or policies, speaking to clients or prospects together, and exchanging sensitive information or intellectual capital

When you have any doubt about the permissibility of various activities, you should email the

Internal Communication and Change Management mailbox, and/or discuss with our Legal Department.

d.	Please clarify the rules for communications between Towers Watson and Willis before the merger closes. For example, can we have social events with nearby offices to get to know each other?

Towers Watson and Willis recognize and respect that our people may have existing relationships with individuals from each other’s organizations, and encourage you to maintain those as you normally would – remembering that no confidential or competitively sensitive information about clients, rates and pricing, work plans, contracts or bids for business may be discussed before the deal closes.

To ensure we remain competitive and separate, offices should not hold joint events at this time. It’s important that we don’t create opportunities for employees to unintentionally share confidential information.

We must be careful not to directly or indirectly attempt to influence the actions of the other company’s personnel until after closing. We will inform you when these kinds of events are appropriate and encouraged.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

e.	Especially since the press has been covering the announcement, why can’t we talk about it on social media?

The period between announcement and close is very important to the success of our merger. To help us comply with applicable SEC rules and other regulatory restrictions, we ask that all Towers Watson associates refrain from any social media postings about the transaction as they may otherwise have to include specific regulatory disclosure and be filed with the SEC.

A full social media campaign will be launched when the transaction closes, and we hope associates will engage at that time.

f.	What should I do if I am contacted by the media?

If you are contacted by the media with any inquiries, please forward them directly to Lisa Swatland. Please do not speak on behalf of Towers Watson without prior authorization or reach out on behalf of Towers Watson without first talking with Lisa.

g.	What is the plan to keep us informed during the integration process?

There are several communication vehicles that both companies will use throughout the merger to keep associates informed. For example, both organizations will continue to post integration planning updates on their company intranets.

Until the deal closes, these communication channels must remain separate. However, communication professionals from Towers Watson and Willis are working in tandem to ensure that associates at both companies are receiving similar information about Willis Towers Watson in the same timeframes. As always, our people may continue to send their specific questions about the merger to the Internal Communication and Change Management mailbox.

h.	Where should I direct questions, suggestions, ideas and feedback?

All comments and questions are welcome and encouraged. You can direct these to the Internal Communication and Change Management mailbox. We will actively respond to many questions you may have, subject to applicable legal restrictions; however, we do ask for your patience as we oversee all communications, events and activities associated with the announcement.

i.	Why have I not received a response to a question or comment that I sent to the mailbox?

Because we must follow very strict legal guidelines, we cannot respond to all questions immediately, and some we cannot respond to until after the merger closes. We are actively monitoring the feedback and working on our next round of Frequently Asked Questions, which will incorporate as many of your comments and queries as practical. We will plan to update these FAQs on a regular basis to address the questions we are receiving. The answer to this question is part of the first round of updates, and we will continue to add updates on a regular basis. We appreciate your continued questions and input, and will do our best to answer your questions in a timely manner and maintain open communication throughout this process, subject as always to applicable legal restrictions.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

j.	UPDATED: I was under the assumption that Day One as Willis Towers Watson would be January 1, 2016, but the Integration Update said it could be in November or December 2015. When is Day One?

Since we announced our intent to merge, our aim has been to close as soon as practical – that is, once we satisfy various closing conditions, including but not limited to:

•	The S-4 filed with the U.S. Securities and Exchange Commission must be declared effective by the U.S. Securities and Exchange Commission

•	Obtaining required regulatory consents and addressing any specific feedback or questions we receive from regulatory bodies

•	Conducting shareholder votes at Towers Watson and Willis (timing still to be determined, though it’s expected this will take place in November)

We expect to close the transaction on or before December 31, 2015. Our aim is to realize the benefits of being a combined company as soon as possible. We will confirm Day One timing and activities in the near future.

Update as of December 4, 2015: As noted, the shareholder vote is scheduled to take place on December 11, 2015. We still expect to close the transaction around the end of the calendar year, with Day One to follow shortly after closing.

Towers Watson

Frequently Asked Questions • Last updated December 4, 2015

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Matt Rohrman, Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Canadian Tax Summary

Tax consequences for Canadian resident participants in Towers Watson share plans

Canadian Holders of Towers Watson Stock

The following is a general summary of the principal anticipated Canadian federal income tax considerations relevant to a Towers Watson shareholder who is an individual resident in Canada and holds his or her Towers Watson stock as capital property.

This summary is of a general nature only. Towers Watson shareholders are advised to consult their own tax advisors with respect to their individual circumstances.

It is anticipated that a Towers Watson shareholder who receives Willis stock on the merger will do so on a tax-deferred basis. Unless an election, as discussed below, is made, such shareholder will be deemed to have disposed of his or her Towers Watson stock for proceeds of disposition equal to the aggregate adjusted cost base of that Towers Watson stock immediately before the merger and to have acquired the Willis stock at a cost equal to such adjusted cost base. To achieve this tax deferral, a Towers Watson shareholder is not required to take further action.

A Towers Watson shareholder who wishes to exchange his or her Towers Watson stock on a taxable basis is required to elect for the rules in the Canadian Income Tax Act pertaining to a “foreign merger” not to apply. The election must be made in the Towers Watson shareholder’s Canadian federal income tax return for the taxation year of the shareholder in which the merger occurs. If such an election is made, the Towers Watson shareholder will be considered to have disposed of his or her Towers Watson stock for proceeds of disposition equal to the fair market value at the time of the merger of the Willis stock acquired on the merger. The Towers Watson shareholder will realize a capital gain (or capital loss) to the extent that the fair market value at the time of the merger of the Willis stock acquired on the merger, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the shareholder’s Towers Watson stock.

The above description assumes that the rules in the Canadian Income Tax Act pertaining to a “foreign merger” apply to the merger. Among other requirements, these rules require that all or substantially all (generally, 90% or more) of Towers Watson stock is exchanged for Willis stock on the merger. These requirements may not be met if, for example, a substantial number of Towers Watson shareholders exercise their dissent rights. If the rules relating to a “foreign merger” do not apply to the merger, a Towers Watson shareholder who receives Willis stock on the merger will be considered to have disposed of his or her Towers Watson stock for proceeds of disposition equal to the fair market value at the time of the merger of the Willis stock acquired on the merger and will realize a capital gain (or capital loss) to the extent that the fair market value at the time of the merger of the Willis stock acquired on the merger, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the shareholder’s Towers Watson stock.

The special distribution paid to Towers Watson shareholders will be included in the income of a Towers Watson shareholder as a foreign dividend and the “gross-up and tax credit” that may be available in respect of dividends paid by a Canadian corporation will not apply.

Canadian Tax Summary

Tax consequences for Canadian resident participants in Towers Watson share plans

Canadian Holders of Towers Watson Options and Restricted Stock Units (RSUs)

In the merger, each outstanding Towers Watson RSU award will be converted into a restricted stock unit award corresponding to Willis stock. Towers Watson RSU awards that have vested but not settled will be deemed to be converted into Towers Watson stock underlying such award and such stock will thereafter be cancelled and converted into the right to receive the Merger Consideration. RSU awards that have not vested will generally continue to exist as Willis RSU awards and will continue to have, and be subject to, the same terms and conditions as applied to the applicable Towers Watson RSU award.

An exchange of unvested Towers Watson RSU awards for unvested Willis RSU awards as a result of the merger should not, in itself, result in a taxable event for a resident of Canada who holds unvested Towers Watson RSU awards prior to the merger. Rather, a taxable event should occur when the Willis RSU is settled or otherwise disposed of or is deemed to be disposed of according to Canadian income tax legislation.

The foregoing assumes that each Willis RSU award that replaces a particular Towers Watson RSU will be settled or otherwise disposed of within three years after the end of the year in which the holder provided employment services with respect to the relevant Towers Watson RSU award. If this assumption is not satisfied, then the Canadian tax implications to a Canadian holder of Towers Watson RSU awards who exchanges such awards for Willis RSU awards could be materially different.

Residents of Canada who receive Merger Consideration in exchange for their vested but not settled Towers Watson RSU awards will have a taxable employment benefit at the time of the merger equal to the fair market value of the Merger Consideration at the time of receipt minus the amount (if any) paid to acquire their Towers Watson RSUs. This employment benefit will be subject to withholding at source by the employer in accordance with Canadian income tax legislation.

Receipt of the Merger Consideration, in itself, will not result in an additional employment benefit or withholding at source in respect of any Towers Watson shares previously acquired by a resident of Canada under the RSU Plan. Any Towers Watson shares previously acquired by a resident of Canada under the RSU Plan will generally receive the same Canadian tax treatment on the merger as Towers Watson shares acquired outside of employment. See the discussion above entitled “Canadian Holders of Towers Watson Stock.”

Canadian Holders of Shares Acquired under the Towers Watson Employee Stock Purchase Plan (“ESPP”)

Receipt of the Merger Consideration, in itself, will not result in an additional employment benefit or withholding at source in respect of any Towers Watson shares previously acquired by a resident of Canada under the ESPP. Any Towers Watson shares previously acquired by a resident of Canada under the ESPP will generally receive the same Canadian tax treatment on the merger as Towers Watson shares acquired outside of employment. See the discussion above entitled “Canadian Holders of Towers Watson Stock.”